UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.  )*

SYSWIN Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

872058102
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ : Rule 13d-1(b)

☐ : Rule 13d-1(c)

☑ : Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872058102

1	NAME OF REPORTING PERSON China Rebro Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 29,875,000 Ordinary Shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 29,875,000 Ordinary Shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,875,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 872058102

1	NAME OF REPORTING PERSON CDH China Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 29,875,000 Ordinary Shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 29,875,000 Ordinary Shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,875,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 872058102

1	NAME OF REPORTING PERSON CDH III Holdings Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 29,875,000 Ordinary Shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 29,875,000 Ordinary Shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,875,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 872058102

1	NAME OF REPORTING PERSON Shangzhi Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 29,875,000 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 29,875,000 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,875,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 872058102

1	NAME OF REPORTING PERSON Shuge Jiao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 29,875,000 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 29,875,000 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,875,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 872058102

1	NAME OF REPORTING PERSON Xinlai Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 29,875,000 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 29,875,000 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,875,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 872058102

ITEM 1

(a)	Name of Issuer

SYSWIN Inc.

(b)	Address of Issuer’s Principal Executive Offices

9/F Syswin Building, No. 316 Nan Hu Zhong Yuan, Chaoyang District
Beijing 100102, The People's Republic of China

ITEM 2

(a)	Names of Persons Filing

China Rebro Limited (“CRL”)

CDH China Fund III, L.P. (“CDH Fund III”)

CDH III Holdings Company Limited (“CDH III Holdings”)

Shangzhi Wu

Shuge Jiao

Xinlai Liu

(b)	Address of Principal Business Office or, if none, Residence

CRL: Kinston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands

CDH Fund III: Ugland House, PO Box 309GT, South Church Street, George Town, Cayman Islands

CDH III Holdings: Ugland House, PO Box 309GT, South Church Street, George Town, Cayman Islands

Shangzhi Wu: 1503 Level 15, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong

Shuge Jiao: 1503 Level 15, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong

Xinlai Liu: 418 Tower B, Grand Pacific Trade Centre, 8A Guanghua Road, Beijing 100026, China

(c)	Citizenship

CRL: British Virgin Islands

CDH Fund III: Cayman Islands

CDH III Holdings: Cayman Islands

CUSIP No. 872058102

Shangzhi Wu: Singapore

Shuge Jiao: Singapore

Xinlai Liu: The People’s Republic of China

(d)	Title of Class of Securities

Ordinary Shares

(e)	CUSIP Number

872058102

ITEM 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

ITEM 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CRL:

CUSIP No. 872058102

(a)	Amount beneficially owned:	29,875,000

(b)	Percent of class:	15.5%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:	29,875,000

	(ii) Shared power to vote or to direct the vote:	-0-

	(iii) Sole power to dispose or to direct the disposition of:	29,875,000

	(iv) Shared power to dispose or to direct the disposition of:	-0-

CDH Fund III:

(a)	Amount beneficially owned:	29,875,000

(b)	Percent of class:	15.5%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:	29,875,000

	(ii) Shared power to vote or to direct the vote:	-0-

	(iii) Sole power to dispose or to direct the disposition of:	29,875,000

	(iv) Shared power to dispose or to direct the disposition of:	-0-

CDH III Holdings:

(a)	Amount beneficially owned:	29,875,000

(b)	Percent of class:	15.5%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:	29,875,000

	(ii) Shared power to vote or to direct the vote:	-0-

	(iii) Sole power to dispose or to direct the disposition of:	29,875,000

	(iv) Shared power to dispose or to direct the disposition of:	-0-

Shangzhi Wu:

(a)	Amount beneficially owned:	29,875,000

(b)	Percent of class:	15.5%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:	-0-

	(ii) Shared power to vote or to direct the vote:	29,875,000

	(iii) Sole power to dispose or to direct the disposition of:	-0-

	(iv) Shared power to dispose or to direct the disposition of:	29,875,000

Shuge Jiao:

(a)	Amount beneficially owned:	29,875,000

(b)	Percent of class:	15.5%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:	-0-

CUSIP No. 872058102

(ii) Shared power to vote or to direct the vote:	29,875,000

(iii) Sole power to dispose or to direct the disposition of:	-0-

(iv) Shared power to dispose or to direct the disposition of:	29,875,000

Xinlai Liu:

(a)	Amount beneficially owned:	29,875,000

(b)	Percent of class:	15.5%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:	-0-

	(ii) Shared power to vote or to direct the vote:	29,875,000

	(iii) Sole power to dispose or to direct the disposition of:	-0-

	(iv) Shared power to dispose or to direct the disposition of:	29,875,000

CRL is wholly owned by CDH Fund III.  CDH III Holdings is the general partner of CDH Fund III and has the power to direct CDH Fund III as to the voting and disposition of shares directly and indirectly held by CDH Fund III.  All decisions related to the voting and disposition of shares directly and indirectly held by CDH Fund III require approval by the investment committee of CDH III Holdings, which currently consists of Shangzhi Wu, Shuge Jiao and Xinlai Liu.  Changes to the investment committee require the approval of the directors of CDH III Holdings.  The directors of CDH III Holdings are nominated by the principal shareholders of CDH III Holdings, which consist of CZI II GP Holdings, L.P., Prowell Ventures Pte. Ltd., and China Diamond Holdings III, L.P.  CZI II GP Holdings, L.P. is 99.48% owned by ZG Investments IV, LTD and 0.52% owned by Capital Z Employees II, L.P.  ZG Investments IV, LTD is wholly owned by Zurich Financial Services, a publicly traded company.  Capital Z Employees II, L.P. is controlled by senior members of its management/investment team.  Prowell Ventures Pte. Ltd. is wholly owned by the Government of Singapore Investment Corporation (Ventures) Pte Ltd., and China Diamond Holdings III, L.P. is a British Virgin Islands limited partnership controlled by senior members of the CDH Fund III investment team.

Shangzhi Wu, Shuge Jiao and Xinlai Liu disclaim beneficial ownership of the shares identified in this statement on Schedule 13G except to the extent of their respective pecuniary interests therein.

ITEM 5	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

ITEM 8	Identification and Classification of Members of the Group

CUSIP No. 872058102

Not applicable.

ITEM 9	Notice of Dissolution of Group

Not applicable.

ITEM 10	Certifications

Not applicable.

CUSIP No. 872058102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

China Rebro Limited

By:	/s/ Kiang Hua Lew
Name:	Kiang Hua Lew
Title:	Director

CDH China Fund III, L.P.

By:	/s/ Shangzhi Wu
Name:	Shangzhi Wu
Title:	Director of its General Partner

CDH III Holdings Company Limited

By:	/s/ Shangzhi Wu
Name:	Shangzhi Wu
Title:	Director

Shangzhi Wu

By:	/s/ Shangzhi Wu

Shuge Jiao

By:	/s/ Shuge Jiao

Xinlai Liu

By:	/s/ Xinlai Liu

CUSIP No. 872058102

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement